Exhibit 21.1
List of Subsidiaries

Entity Name	Jurisdiction of Organization
Camelot UK Bidco Ltd	England and Wales
Clarivate Analytics (Belgium) NV	Belgium
Clarivate Analytics (Compumark) Inc	Delaware
Clarivate Analytics (Japan) Co., Ltd	Japan
Clarivate Analytics (UK) Ltd	England and Wales
Clarivate Analytics (US) LLC	Delaware
Clarivate IP (US) Holdings Corporation	Delaware
CPA Global (Landon IP) Inc	Virginia
CPA Global Limited	Jersey
CPA Global Support Services LLC	Delaware
CPA US Holdings, Inc	Delaware
Decision Resources, Inc	Delaware
DR / Decision Resources LLC	Delaware
Ex Libris (Germany) GmbH	Germany
Ex Libris Ltd. (Israel)	Israel
Ex Libris Ltd. (UK)	England and Wales
Ex Libris USA, Inc.	New York
Innovative Interfaces Incorporated	California
IPAN GmbH	Germany
Markpro Co. Ltd	Korea
Master Data Center Inc.	Michigan
Millennium Research Group Inc.	Canada
ProQuest LLC	Delaware
Valipat B.V.	Belgium